EX-FILING FEES

Calculation of Filing Fee Tables

FORM SC TO-I/A

(Form Type)

FlowStone Opportunity Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	-		-
Fees Previously Paid	$18,895,756	$92.70	$1,751.64
Total Transaction Valuation	$18,895,756
Total Fees Due for Filing
Total Fees Previously Paid			$1,751.64
Total Fee Offsets			-
Net Fee Due			$0.00